Manuel G. Rivera Senior Counsel

666 Fifth Avenue, 31st Floor • New York, New York  10103-3198

mgrivera@fulbright.com • Direct: 212 318 3296 • Main: 212 318 3000 • Facsimile: 212 318 3400

February 26, 2013

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attention:  Mara L. Ransom, Assistant Director

Re:                             Fairway Group Holdings Corp.
Registration Statement on Form S-1
Filed September 24, 2012
File No. 333-184063

Ladies and Gentlemen:

On behalf of Fairway Group Holdings Corp. (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), contained in your letter dated October 18, 2012, in connection with the Company’s Registration Statement on Form S-1 for the proposed initial public offering of its Class A common stock (the “Registration Statement”), filed with the Commission on September 24, 2012.  For convenience of reference, we have recited the Staff’s comments in bold face type and have followed each comment with the Company’s response.  Page references included in the Company’s responses are to those contained in Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”), which is being filed with the Commission on EDGAR along with this letter and certain exhibits to the Registration Statement.  Hardcopies of Amendment No. 1, including copies marked against the September 24, 2012 filing of the Registration Statement, are being hand-delivered to the Staff.

Market and Industry Data, page ii

1.                                      We note your response to comment 8 in our letter dated August 31, 2012 and the related revisions in your filing.  Please delete the statement that you “have not independently verified any third-party information” to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.  Your current revisions are insufficient in this regard.

Austin • Beijing • Dallas • Denver • Dubai • Hong Kong • Houston • London • Los Angeles • Minneapolis
Munich • New York • Pittsburgh-Southpointe • Riyadh • San Antonio • St. Louis • Washington DC

www.fulbright.com

Response:  The statement that the Company has “not independently verified any third-party information” has been deleted in accordance with the Staff’s comment.  See page ii.

Summary Historical Consolidated Financial and Other Data, page 10

2.                                      Please explain your reference in footnote (17) on page 15 to accrued pay-in-kind interest. Specifically, please tell us and disclose which of your outstanding debt instruments have pay-in-kind features and how you are accounting for those features.  Please also revise footnote (3) on page 48, footnote (15) on page 56, the first paragraph on page 120 and the notes to your financial statements to provide your investors with sufficient information to understand these instruments and your accounting.

Response:  The only debt instrument bearing pay-in-kind interest is the Company’s $7.33 million subordinated promissory note.  The accrued interest is classified as other long-term liabilities on the Company’s financial statements.  The Company has revised footnote (24) on page 15, footnote (3) on page 49, footnote (21) on page 58, the paragraph under the heading “Subordinated Notes” on page 128 and the notes to the Company’s financial statements on page F-24 to add this information in accordance with the Staff’s comment.

Critical Accounting Policies and Estimates, page 79

3.                                      We note your statement that as part of your fair value analysis, you engaged an unrelated third party valuation specialist to value your common stock.  It is unclear from your disclosure whether management or the third party valuation specialist is responsible for determining the fair value of your common stock.  Specifically, it is unclear whether your management considered the third party valuation as one part of the information they used to determine the fair value of your common stock, or whether management relied on the third party valuation expert to determine the fair value of your common stock.  Please revise your disclosure to clarify this matter.  If management relied on the third party valuation expert to determine the fair value of your common stock, please name the third party valuation specialist as an expert and provide their consent to being named as an expert in the next amendment to your registration statement.  Please refer to Item 509 of Regulation S-K.

Response:  The Company considered the third party valuation as one part of the information they used to determine the fair market value of the common stock.  The Company has revised its disclosure on pages 85 to 86 in accordance with the Staff’s comment.

Business, page 83

4.                                      We note your response to comment 34 in our letter dated August 31, 2012 that “under current law it is only able to have one wine and spirits location in New York State, and two locations in each of Connecticut and New Jersey, and that it currently has one location in each of those states.”  Please state this in an appropriate place in your filing.

Response:  The Company has included this disclosure in accordance with the Staff’s comment.  See page 101.

Certain Relationships and Related Party Transactions, page 118

5.                                      We note your statement that there have not been any related party transactions, other than as otherwise disclosed, “since March 29, 2010.”  Please revise to indicate that there have not been any related party transactions, other than as otherwise disclosed, since the fiscal year ended March 29, 2010.  Please see Instruction 1 to Item 404 of Regulation S-K.

Response:  The “Certain Relationships and Related Party Transactions” section has been revised in accordance with the Staff’s comment.  See page 126.

6.                                      Please disclose in this section the $300,000 bonus paid to Mr. Glickberg in connection with your entry into the new senior credit facility in August 2012.

Response:  The $300,000 bonus is now included in the disclosure of transaction related bonuses paid to Mr. Glickberg during the thirty-nine weeks ended December 30, 2012 under “Certain Relationships and Related Party Transactions—Employment Agreements” in accordance with the Staff’s comment.  The Company has also disclosed the bonus paid to Mr. Glickberg in connection with its new senior credit facility entered into in February 2013.  See page 128.

Transactions with Howard Glickberg, page 118

7.                                      We note your response to comment 44 in our letter dated August 31, 2012 that one of the other Former Owners “owns shares of preferred stock is not, and during fiscal 2012 was not, an officer or director of the Company, and the preferred stock does not generally have rights to vote.”  To the extent this other Former Owner owned preferred stock in the last three fiscal years, please provide the information required under Item 404 of Regulation S-K.  Please see Instruction 1 to Item 404 of Regulation S-K.

Response:  The “Certain Relationships and Related Party Transactions” section has been revised in accordance with the Staff’s comment.  See page 131.

Consolidated Financial Statements, page F-1

Note 1. Description of Business and Summary of Significant Accounting Policies, page F-7

Goodwill and Other Intangible Assets, page F-9

8.                                      Please revise to disclose whether there were any indicators of impairment of goodwill and other intangible assets as of July 1, 2012.

Response:  The Company has revised the “Goodwill and Other Intangible Assets” section of footnote 1 to the audited financial statements to disclose that there were no indicators of impairment of goodwill and other intangible assets as of December 30, 2012.  See page F-10.

Impairment of Long-Lived Assets, page F-10

9.                                      Please revise to disclose whether there were any events or circumstances indicating that the carrying amounts of long-lived assets may not be recoverable as of July 1, 2012.

Response:  The Company has revised the “Impairment of Long-Lived Assets” section of footnote 1 to the audited financial statements to indicate there were no events or circumstances indicating that the carrying amounts of long-lived assets may not be recoverable.  See page F-11.

Exhibit 23.3

10.                               We note Buxton Company is consenting “to being named as an expert in the Registration Statement (and being included in the caption “Experts” in the Registration Statement).”  We cannot locate this consent in the Experts section of the Registration Statement.  Please clarify or revise.

Response:  The “Experts” section has been revised in accordance with the Staff’s comment.  See page 150.

* * *

We thank you for your prompt attention to this submission.  If you have any questions or comments concerning this submission, please do not hesitate to call or e-mail Roy Goldman at (212) 318-3219  (e-mail:  rgoldman@fulbright.com) or Manny Rivera at (212) 318-3296 (e-mail:  mgrivera@fulbright.com).

Very truly yours,

/s/ Manuel G. Rivera

Manuel G. Rivera

cc:

Sondra Snyder, U.S. Securities and Exchange Commission
Jennifer Thompson, U.S. Securities and Exchange Commission
Angie Kim, U.S. Securities and Exchange Commission
Lilyanna Peyser, U.S. Securities and Exchange Commission
Herbert Ruetsch, Fairway Group Holdings Corp.
William E. Sanford, Fairway Group Holdings Corp.
Edward Arditte, Fairway Group Holdings Corp.
Nathalie Augustin, Esq., Fairway Group Holdings Corp.
Linda M. Siluk, Fairway Group Holdings Corp.
Robert Evans III, Shearman & Sterling LLP
Paul Jacobs, Esq., Fulbright & Jaworski L.L.P.
Roy L. Goldman, Esq., Fulbright & Jaworski L.L.P.